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                                                                    EXHIBIT 12.1

                Computation of Ratio of Earnings to Fixed Charges

The ratio of earnings to fixed charges is calculated by dividing earnings (loss) before income taxes, plus fixed charges excluding capitalized interest by fixed charges. For the year ended December 31, 1996 and the nine months ended September 30, 1997, the Company incurred net losses of approximately $5.1 million and had fixed charges of approximately $.1 million.